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                           November 21, 2023

       Jack Guo
       Chief Financial Officer
       Constellium SE
       Washington Plaza
       40-44 rue Washington
       75008 Paris
       France

                                                        Re: Constellium SE
                                                            Form 20-F for the
fiscal year ended December 31, 2022
                                                            Filed March 14,
2023
                                                            Form 6-K furnished
July 26, 2023
                                                            File No. 001-35931

       Dear Jack Guo:

               We have reviewed your October 30, 2023 response to our comment letter and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

               After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 29, 2023 letter.

       Form 20-F for the Fiscal Year Ended December 31, 2022

       Operating and Financial Review and Prospects
       Segment Adjusted EBITDA, page 46

   1. We note your response to comment 3 and the example provided in Exhibit 1. Our comment is in response
to your presentation of Adjusted EBITDA in total. You state that the metal price lag
adjustment is intended to eliminate the non-cash timing difference between metal purchase
costs intended to be passed through to customers and metal
                                                        purchase costs
accounted in cost of sales. This adjustment appears to have the effect of changing the basis of
accounting for inventory, which is inconsistent with Question
                                                        100.04 of the non-GAAP
C&DI's. Please revise accordingly or explain in more detail why
 Jack Guo
Constellium SE
November 21, 2023
Page 2
         you believe this adjustment is appropriate.
Form 6-K furnished July 26, 2023

Exhibit 99.1

2. We note your response to comment 10. Please address the following comments related to
         your presentation of the non-IFRS measure Value-Added Revenue (   VAR
 ):

                You indicate that you will revise your presentation in future filings to reconcile your
              VAR measure to gross profit, rather than revenue. Your basis for determining that gross profit is the most directly comparable financial measure presented in accordance with IFRS is unclear. Please explain, providing insight into whether you consider VAR to be a measure of revenue or profitability.

                To help us better understand the adjustment    hedged cost of
alloyed metal,    please
              provide us with a schedule quantifying the individual components of this adjustment and tell us in more detail why you believe it is appropriate to include a metal lag adjustment.

                You state that VAR eliminates the impact of metal price fluctuations which are not under your control and generally passed through to your customers. Please clarify
              what you mean by    generally    and tell us if there have been
instances when you have
              not been able to pass through aluminum costs to your customers. If so, tell us what that impact has been on VAR.


       Please contact Eiko Yaoita Pyles at 202-551-3587 or Andrew Blume at 202-551-3254 if
you have questions regarding comments on the financial statements and related matters.



FirstName LastNameJack Guo                                      Sincerely,
Comapany NameConstellium SE
                                                                Division of
Corporation Finance
November 21, 2023 Page 2                                        Office of
Manufacturing
FirstName LastName